March 11, 2008
By EDGAR
Ms. Pamela A. Long
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Heritage-Crystal Clean, Inc.
Registration Statement on Form S-1
File No. 333-143864
Ladies and Gentlemen:
     This letter is provided on behalf of our client, Heritage-Crystal Clean, Inc. (the “Company”), in connection with the comments of the staff (“Staff”) of the Securities and Exchange Commission, dated March 10, 2008, concerning the above-referenced document and the Company’s initial public offering of securities. As requested by the Staff in comment number two in the letter, please be advised that McDermott Will & Emery LLP, counsel to the Company, concurs that the reference to the Delaware General Corporation Law in its opinion that it filed as Exhibit 5.1 to the above-referenced registration statement includes statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.
     Please call the undersigned at (312) 984-3624 if you have any questions or additional comments.
Very truly yours,
/s/ Heidi J. Steele
Heidi J. Steele

cc:	Joseph Chalhoub
Greg Ray
Larry A. Barden